UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 333-166393

WESTMORELAND COAL COMPANY
(Exact name of registrant as specified in its charter)

9540 South Maroon Circle, Suite 300
Englewood, CO 80112
(303) 922-6463
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Plan Interests Under the
Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan
(Title of each class of securities covered by this Form)
Westmoreland Coal Company, Common Stock, par value $0.01 per share(1)
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☒
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.(2)

(1)
Although the duty to file reports under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), has been terminated with respect to the Westmoreland Coal Company and Subsidiaries Employees’ Savings Plan (the “Plan”), the duty of Westmoreland Coal Company, a Delaware corporation (the “Company”) to file reports under Section 13(a) or 15(d) remains with respect to the Company’s common stock, par value $0.01 per share.

(2)
Effective as of December 28, 2017, the Company is no longer issuing securities pursuant to the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed to suspend the Company’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended, including on Form 11-K.

 Pursuant to the requirements of the Securities Exchange Act of 1934, the Westmoreland Coal Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

WESTMORELAND COAL COMPANY

Date: February 26, 2018	By:	/s/ Jennifer S. Grafton
		Name:	Jennifer S. Grafton
		Title:	Chief Legal Officer, Chief Administrative Officer & Secretary